Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (734) 761-5836 Fax: (734) 761-5368 http://www.arotech.com Nasdaq Global Market: ARTX

September 17, 2013

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

Attention: Mr. Brian Cascio, Accounting Branch Chief

Re:          Arotech Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2013
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated September 5, 2013, with respect to the filing by the Company of the above-referenced preliminary proxy statement on August 12, 2013.

For the convenience of the Staff, we have quoted the Comment Letter in italics below, after which our responses appear in regular roman typeface.

RESPONSES TO COMMENT LETTER

Proposal Number 5, Quasi-Reorganization, page 10

1.
We note the discussion in your response letter dated August 26, 2013, which highlights that you discontinued your electric vehicle program and consumer battery business in 2002 and your Armor Division in 2011. To help us better understand your reorganization and the changes in your lines of business, please tell when you became involved, either by start-up or by acquisition, with each of the businesses that are now part of (i) your Training and Simulation Division and (ii) your Battery and Power Systems Division. Clearly describe any events that impacted the history of these businesses. If possible, quantify the amounts of accumulated losses relating to these businesses since their inception

Arotech acquired IES Interactive Training (“IES”) in August 2002. In January 2004, we acquired FAAC Incorporated (“FAAC”) and in October 2007, IES was merged into FAAC.  In February 2008, we acquired Realtime Technologies, Inc., (“Realtime”) which was subsequently merged into FAAC in January 2010, leaving FAAC as the sole, remaining entity in the Arotech Training and Simulation Division. Prior to its merger into FAAC in 2007, IES had accumulated net profit of $54,000 (prior to considering unallocated corporate costs).  Prior to its merger into FAAC in 2010, Realtime had accumulated net losses of $28,000 (prior to considering unallocated corporate costs).  FAAC (including IES and Realtime after the mergers) had positive net income of $37.1 million (prior to considering unallocated corporate costs), from its acquisition to June 30, 2013.  Arotech, as a consolidated entity, had positive annual EBITDA for the first time in 2004 due primarily to the acquisition of FAAC.

Electric Fuel Limited (“EFL”) was created in 1990 and while that business was primarily devoted to electric vehicles, it started developing the Water Activated Battery used with life vests to locate survivors of airplane or boat accidents. In 1997, we opened a research facility in Auburn, Alabama, and in January 1998, our subsidiary - Electric Fuel Battery Corporation (“EFB”), which we incorporated for this purpose, started working on our first U.S. Army Communications-Electronics Command (CECOM) research and development contract using the zinc-air technology we had developed when we were in the electric vehicle business.  This research  ultimately led to a substantial order in 2002 and the development of our current zinc-air battery business with the U.S. Army. We acquired another Israeli battery company, Epsilor Electronic Industries, Ltd.  (“EEL”) in January 2004 and merged it with EFL in 2009.  EFB, from its inception to June 30, 2013 had aggregate net losses of $8.1 million (prior to considering unallocated corporate costs).

We discontinued the electrical vehicle business and the consumer battery business (both parts of EFL along with the continuing Battery and Power Systems Division) in 2002.  We believe it is important to note that $100,673,619 of the net losses that contributed to our accumulated deficit as of June 30, 2013 were the result of the activities of EFL’s electric vehicle and consumer battery businesses in 2002 and prior years. Another substantial contributor to our accumulated deficit as of June 30, 2013 was our Armor Division, which we acquired in 2003 and closed in 2012, which added another $25,610,867 in losses to our deficit.

2.
Please refer to the third paragraph of SEC Financial Reporting Release Section 210 Quasi-Reorganization (ASR 25) which says in part that quasi-reorganizations are to be employed only in circumstances which would justify an actual reorganization or formation of a new corporation and particularly not if the sole or principle purpose of the quasi-reorganization is the elimination of a deficit in earned surplus resulting from operating losses. Tell us how you considered that guidance in undertaking your planned transaction.

While a principle result of the quasi-reorganization will be the elimination of our deficit resulting from operating losses, we believe that it is appropriate to effect the quasi-reorganization now as a response to current business conditions of our company.  We have transformed our company from a money-losing research and development-driven company into a profitable provider of products and services to the defense and security markets.  While some companies that effect similar quasi-reorganization do so very shortly after a major shift in operations, our transformation took longer and only now is starting to produce positive operating results (without which, a quasi-restructuring is prohibited).  Accordingly, while the prominent changes in our operations (i.e., abandoning the electric vehicle and consumer battery operations and developing our continuing Simulation and Training and Battery and Power Systems operations) occurred over 2002 through 2009 (mixed with acquiring and then selling our Armor operations in 2011/2012), we could not consider a quasi-reorganization during that time frame as we had yet to reasonably expect consolidated profitability. Now that we have achieved profitability and expect it to continue, we believe it is very appropriate to effect the quasi-reorganization to help focus our financial statement users away from significant historical operations that no longer have any relevance to our current operating environment and value proposition.

3.
As a related matter, provide us with your detailed analysis of how you met the requirement in ASR 25 that the reorganization procedure accomplishes, with respect to the accounts substantially what might be accomplished in a reorganization by legal proceedings, namely, the restatement of assets in terms of present considerations as well as appropriate modifications of capital and capital surplus, in order to obviate, so far as possible, the necessity of future reorganization of like nature.

  We fully intend to determine the fair value of all of our net assets as part of the quasi-reorganization. This will entail:

•	Obtaining independent third party appraisals of all material fixed and intangible assets.
•	A further review of the goodwill reflected in the balance sheet.
•	A review and adjustment, if necessary, of all material current assets and current and long-term liabilities, including debt.
•	The elimination of the comprehensive income (loss) reflected in the capital accounts.
•	Elimination of the accumulated deficit reflected in the capital accounts.

With this net asset valuation, restructuring of our capital accounts and our expected profitable operations going forward, we believe that it is highly unlikely that a future reorganization will be required.

4.
In addition, please tell us how you concluded that you reasonably expect to have profitable operations based on the restated asset and liability carrying amounts in terms of present conditions. In this regard, we note that you only generated a profit for the twelve months ended June 30, 2013, which is the first time this has happened since inception in 1990. We see that you generated a loss for the year ended December 31, 2012. Considering the limited history, please tell us why you reasonably expect to have profitable operations based on the restated assets and liabilities.

Today our business is running FAAC and Epsilor – mature companies that are selling established products in mature markets to mostly return customers. Our revenue stream is reasonably predictable and our forecasts indicate that our revenue will continue to be predictable due to our expanded customer base. Our backlog is stable or growing and we continue to book new business through aggressive sales efforts. Our expenses, particularly Corporate expenses, have stabilized and been brought under control. We are establishing a record year in a slow economic climate, at a time of defense cutbacks and sequestration; we believe that it is reasonable for us to be confident about our ability to sustain profitability as the economy comes out of recession.

As noted in our proxy, our Simulation and Training and our Battery and Power Systems Divisions results (unaudited) for the twelve months ended June 30, 2013 show a net profit of $2.3 million, the first time this has happened since our inception in 1990. We also have a backlog as of June 30, 2013 of $65.7 million, which we believe should result in an increase in revenue and increased margin dollars without a significant increase in our corporate overhead.

5.
We reference your discussion on page 11 that the implementation of the Reorganization is dependent on a determination by your accountants that the Reorganization is in accordance with accounting principles generally accepted in the United States (GAAP). Please tell us if your auditors have concluded that the reorganization is in accordance with GAAP.

While we have discussed this at length with our accountants, they have yet to conclude – absent further considerations and finalization of the complete accounting for the Reorganization – as to whether it is in accordance with GAAP.

6.	Please tell us when you will provide the pro forma financial information required by Rule 11-01 of Regulation S-X reflecting the effect of the quasi-reorganization.
Please note that the pro forma information should include a balance sheet as of the most recent interim period and income statements for the previous fiscal year and any interim period of the current year as if the quasi-reorganization occurred on the first day of the previous year. Tell us why you have not provided pro forma information showing the revaluation of your assets and liabilities to fair value in the Preliminary Proxy Statement on Schedule 14A since it appears to be material information to shareholders who are voting on the matter. Refer to the requirements of FASB ASC 852-20, ASR 25 and SAB Topic 5-S.

A pro forma stockholder’s equity statement was included in our preliminary proxy statement .  We did not include income statements or a full balance sheet since the majority of the Reorganization adjustments will be reflected in the stockholder’s equity section and we have not yet determined or identified any material changes in the other sections of the balance sheet or the income statement.  Any changes in valuation will be offset against goodwill.

7.
We reference the statement in your letter dated August 26, 2013 that you recognize that the current value of the goodwill or intangibles may be reduced as part of the process. Please tell us how you determined if the fair value of your business still justifies the goodwill of $30.7 million that is recorded as of June 30, 2013. In this regard, please tell us the results of the goodwill impairment analysis that you performed as of June 30, 2013 under FASB ASC 350-10.

As discussed in our correspondence dated August 26, 2013, we are aware of the fact that net assets (assets less liabilities) cannot be written-up as a result of the reorganization.  Since there may be changes in the values of our assets and liabilities, we acknowledge that to the extent that the fair value of aggregate net assets exceeds the book value of those net assets at the date of the quasi-reorganization, such excess fair value should be reduced: (1) through reduction of goodwill; (2) through reduction of other intangible assets; or (3) through reduction of other noncurrent assets, in accordance with the principles discussed in the 805 Business Combination.  The resulting goodwill will be assessed to determine that, as currently expected, the fair value of our business will justify its balance.

We are still in the process of completing our analysis based on a June 30, 2013 measurement date, but our expectation is that the fair value of our reporting units will exceed their respective carrying values and that no goodwill impairment will be required since our current results and future expectations meet or exceed the expectations used in our June 30, 2012 analysis.

* * * * *

In connection with the foregoing information, the Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you need any additional information after reviewing the above, you may contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

Sincerely,

/s/ Thomas J. Paup

Thomas J. Paup
Chief Financial Officer

cc:	Kristin Lochhead (by EDGAR)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.
Steven M. Skolnick, Esq.